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                                                                    EXHIBIT 99.1


                                 HOLLINGER INC.
     HOLLINGER INC. CONSTITUTES A COMMITTEE TO CONSIDER A POSSIBLE OFFER FOR
              RETRACTABLE COMMON SHARES HELD BY THE PUBLIC MINORITY

     TORONTO - SEPTEMBER 11, 2001: Hollinger Inc. (TSE: HLG) announces that it has constituted a committee of independent directors to explore the possibility of an offer to purchase the retractable common shares of Hollinger (TSE.HLG.C) not owned directly or indirectly by The Ravelston Corporation Limited, being approximately 7.1 million shares. THE STRUCTURE AND TERMS OF ANY SUCH OFFER (INCLUDING THE FORM OF CONSIDERATION TO BE OFFERED) HAVE NOT BEEN PROPOSED AND THERE CAN BE NO ASSURANCE THAT ANY SUCH OFFER WILL BE MADE.

     Hollinger's principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) which represents approximately 72% of the voting power and approximately 33% of the equity of the outstanding shares of Hollinger International Inc.

     Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, United Kingdom, Canada and Israel. Its assets include Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.



FOR MORE INFORMATION CONTACT:

PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  (416) 363-8721